Exhibit 1.01

China Digital TV Holding Co., Ltd.

CONFLICT MINERALS REPORT

for the Year Ended December 31, 2016

This Conflict Minerals Report of China Digital TV Holding Co., Ltd. (together with its consolidated subsidiaries, "CDTV," "we," or "our") has been prepared for the period from January 1, 2016 to December 31, 2016 in accordance with Rule 13p-1 ("Rule 13p-1") under the United States Securities Exchange Act of 1934 ("1934 Act"). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this report, unless otherwise defined herein.

Reasonable Country of Origin Inquiry

We have concluded in good faith that during 2016 we manufactured or contracted to manufacture products which contain conflict minerals that are necessary to the functionality or production of these products (such minerals are referred to as "necessary conflict minerals"). Based on a reasonable country of origin inquiry ("RCOI"), we have reason to believe that our necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country as defined in the instructions to Form SD (the "Covered Countries").

As we are a downstream supplier of finished products and do not purchase from, and have no established commercial relationships with, smelters or refiners of the necessary conflict minerals, our RCOI focused on our direct suppliers and we rely on them to assist with our RCOI efforts, including the identification of smelters and refiners of the necessary conflict minerals contained in the materials which they supply to us. In 2016, we purchased the materials used in our finished products primarily from STMicroelectronics ("STM"). We conducted supply chain surveys with our suppliers to obtain country of origin information for the necessary conflict minerals by using the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative Conflict Minerals Reporting Template (the "Conflict Minerals Reporting Template") published by the Conflict-Free Sourcing Initiative ("CFSI") (formally known as EICC/GeSI template) as well as by follow-up e-mails and phone calls to our suppliers.

STM indicated on its Conflict Minerals Reporting Template that it knew or had reason to believe that tantalum, tin, tungsten and gold incorporated into certain STM products had originated in a Covered Country and did not come from recycled or scrap sources. CDTV products that may have originated from a Covered Country, and that did not come from recycled or scrap sources, are subject to further due diligence.

Due Diligence

We have exercised due diligence on the source and chain of custody of our necessary conflict minerals obtained from our suppliers that conforms to the Organization for Economic Co-operation and Development's (the "OECD") internationally recognized due diligence framework found in OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition and the OECD's related Supplement on Tin, Tantalum and Tungsten.

Establish strong company management systems

Beginning in 2013, we have assembled an internal, cross-functional team of professionals, including representatives from our finance, legal and supply chain management teams, to develop a conflict minerals program, conduct due diligence and report to senior management. Certain members of our internal team have also received industry training on the subject of conflict minerals compliance.

 We have established our due diligence process and set forth a documentation and record maintenance mechanism to ensure the retention of relevant documentation. We have also developed a conflict minerals policy which we will communicate to our suppliers, incorporate into our supplier contracts and make publicly available at http://ir.chinadtv.cn.

Identify and assess risk in the supply chain

In 2016, STM supplied us with products that incorporated tin, tantalum, tungsten and gold. STM had a policy in place that addressed conflict mineral sourcing, restricted its suppliers and subcontractors from sourcing conflict minerals through any channels that fund armed groups in the Covered Countries and required its suppliers and subcontractors to source conflict minerals from smelters whose due diligence practices had been validated by an independent third party audit program. In addition, STM is a member of the Electronic Industry Citizenship Coalition (the "EICC"), has adopted the EICC’s Code of Conduct and participates in the Global e-Sustainability Initiative (the "GeSI") programs.

Design and implement a strategy to respond to identified risks

In order to identify and assess risk in our supply chain, we conducted a supply-chain survey with our suppliers using the Conflict Minerals Reporting Template. We asked our suppliers to determine if conflict minerals were necessary to the functionality of its products provided to CDTV and, if yes, to provide information regarding the smelters and refiners for the necessary conflict minerals in their supply chains.

We reviewed the responses for completeness and consistency and followed up with our suppliers to obtain additional information and clarifications. STM provided specific information regarding the smelters and refiners of the necessary conflict minerals in their respective supply chains. We then compared the smelters and refiners identified by STM against the Conflict Free Smelter List established by the CFSI's Conflict Free Smelter Program to determine whether our suppliers are using certified smelters and refiners. In December, 2016, we completed the divestment of the subsidiary Beijing Novel-Super Digital TV Technology Co., Ltd that manufactured products contain necessary conflict minerals, and by such act, ceased our business relationships with its suppliers, and did not receive responses from all suppliers for 2016.

Carry out independent third-party audits of supply chain due diligence practices

We do not have direct relationships with smelters or refiners, and we do not perform direct audits of these entities' supply chains of conflict minerals. However, we support the development and implementation of independent third party audits of smelters and refiners, such as the CFSI's Conflict Free Smelter Program.

Report on supply chain due diligence

We have implemented a process to summarize, review and approve compliance results and timely file with the SEC our Specialized Disclosure Report on Form SD and Conflict Minerals Report, if required. This Conflict Minerals Report is publicly available at http://ir.chinadtv.cn.

Results of Due Diligence

Each of the smelters and refiners identified by STM was certified by EICC-GeSI as a "Conflict Free Smelter."

Independent Private Sector Auditor

For the 2016 reporting period, we are not required to obtain an independent private sector audit of this Conflict Minerals Report.

Risk Mitigation Steps

During the 2016 reporting period, we continued to engage in the activities described above in "Due Diligence."